Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

April 30, 2025

Dear Shareholder:

You are cordially invited to attend the 2025 Annual General Meeting of Shareholders of Tsakos Energy Navigation Limited, which will be held on Thursday, June 12, 2025, at 15:00 (3:00 pm) Greek local time in our Auditorium, 367 Syngrou Avenue, P. Faliro, Athens, Greece.

The following Notice of the 2025 Annual General Meeting of Shareholders and 2025 Proxy Statement describes the items to be considered by the shareholders at the meeting and contains certain information about our company and its officers and directors.

We are pleased to provide our proxy materials to our shareholders over the Internet. On or about May 2, 2025, we will begin mailing a Notice of Internet Availability of Proxy Materials to shareholders informing them that our 2025 Proxy Statement, 2024 audited consolidated financial statements and voting instructions are available online. As more fully described in that Notice, shareholders may choose to access our proxy materials on the Internet or may request to receive paper copies of the proxy materials. This allows us to conserve natural resources and reduce the costs of printing and distributing the proxy materials, while providing our shareholders with access to the proxy materials in a fast and efficient manner. If you request proxy materials by mail, the Notice of the 2025 Annual General Meeting of Shareholders, 2025 Proxy Statement and proxy card or voting instruction card and 2024 audited consolidated financial statements will be sent to you.

Whether or not you are able to attend the 2025 Annual General Meeting of Shareholders in person, it is important that your shares be represented. You can vote your shares by using the Internet, by telephone, or by requesting a printed copy of the proxy materials and completing and returning by mail the proxy card or voting instruction card that you will receive in response to your request. Instructions on each of these voting methods are outlined in the enclosed Proxy Statement. Please vote as soon as possible.

We hope to see you on June 12th.

Sincerely,

Efstratios Georgios Arapoglou

Chairman of the Board of Directors

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On Thursday, June 12, 2025

NOTICE IS HEREBY GIVEN that the 2025 Annual General Meeting of Shareholders (the “2025 Annual General Meeting”) of Tsakos Energy Navigation Limited, a Bermuda company (the “Company”), will be held at 15:00 (3:00 pm) Greek local time, on Thursday, June 12, 2025, in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece for the following purposes:

(1)	to re-elect two directors who retire by rotation;

(2)	to receive and consider the Company’s 2024 audited financial statements;

(3)

to appoint Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young (Hellas)”), Athens, Greece, as auditors of the Company for the fiscal year ending December 31, 2025 and to authorize the Audit Committee of the Board of Directors to set their remuneration;

(4)	to approve the directors’ remuneration;

(5)	to transact such other business as may properly come before the 2025 Annual General Meeting.

Copies of our audited consolidated financial statements are available at https://materials.proxyvote.com/G9108L and on the Company’s website at www.tenn.gr

Only holders of record of the Company’s common shares, par value $5.00 per share (the “Common Shares”), at the close of business on April 17, 2025 will be entitled to receive notice of, and to vote at, the 2025 Annual General Meeting and at any adjournment thereof. As described in the attached Proxy Statement, the nominees for election to our Board of Directors are Efstratios Georgios Arapoglou and Denis Petropoulos.

You are cordially invited to attend the 2025 Annual General Meeting. Whether or not you expect to attend the 2025 Annual General Meeting in person, please vote your shares by using the Internet, by telephone, or by completing and returning by mail the proxy card or voting instruction card. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction card does not affect your right to vote in person, should you decide to attend the 2025 Annual General Meeting. We look forward to seeing you.

By Order of the Board of Directors

George V. Saroglou

President and Chief Operating Officer

Athens, Greece

April 30, 2025

IMPORTANT

WE URGE SHAREHOLDERS TO VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, BY TELEPHONE, OR BY COMPLETING AND RETURNING BY MAIL THE PROXY CARD OR VOTING INSTRUCTION CARD. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. VOTING YOUR SHARES BY USING THE INTERNET, BY TELEPHONE, OR BY RETURNING THE PROXY CARD OR VOTING INSTRUCTION CARD WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2025 ANNUAL GENERAL MEETING.

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

PROXY STATEMENT FOR THE 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 12, 2025

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Tsakos Energy Navigation Limited, a Bermuda company (the “Company”), for use at the 2025 Annual General Meeting of Shareholders (the “2025 Annual General Meeting”) of the Company to be held at 15:00 (3:00 pm) Greek local time, on Thursday, June 12, 2025, in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece and at any adjournments thereof.

VOTING METHODS

Internet Voting

Shareholders of record may vote by accessing the following website address: http://www.investorvote.com/TEN.

All street name holders may vote by using the Internet by accessing the following website address: http://www.proxyvote.com.

Telephone Voting

Shareholders of record may also vote by calling the following toll-free telephone number: 1-800-652-8683 within the United States and Canada from a touch tone telephone. Please follow the instructions provided by the recorded message.

If you are a street name holder, and you requested printed proxy materials, you may vote by telephone if your bank or broker makes that method available to you in the voting instruction card enclosed with the proxy materials that your bank or broker sends to you.

Vote by Mail

If you receive a printed copy of the proxy materials, you can vote by completing the accompanying proxy card or voting instruction form and returning it in the return envelope provided. If you receive a Notice, you can request a printed copy of the proxy materials by following the instructions contained in the Notice. If you vote by Internet or telephone, you do not need to return your proxy card or voting instruction form.

Shareholders of Record and Beneficial Owners

If your shares are registered directly in your name on the books of the Company maintained with the Company’s transfer agent, Computershare, you are considered the “shareholder of record” of those shares and, if you request to receive a paper copy of them, the proxy materials will be mailed directly to you.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder), and, if you request to receive a paper copy of them, the proxy materials will be forwarded to you by your broker, bank or nominee. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote and are also invited to attend the 2025 Annual General Meeting. However, since you are not a shareholder of record, you may not vote these shares in person at the 2025 Annual General Meeting unless you bring with you a legal proxy duly executed by the shareholder of record. A legal proxy may be obtained from your broker, bank or other nominee.

VOTING OF PROXY, REVOCATION

A proxy that is properly executed, whether by using the Internet, by telephone or by mail, and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (1) for the election of Efstratios Georgios Arapoglou and Denis Petropoulos as directors, (2) for the approval of the Company’s 2024 audited financial statements, (3) for the appointment of Ernst & Young (Hellas) as the Company’s auditors for the fiscal year ending December 31, 2025 and to authorize the Audit Committee to set their remuneration, (4) for the approval of the directors’ remuneration, and (5) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2025 Annual General Meeting.

Any shareholder who votes by completing and returning by mail the proxy card or voting instruction card or by using the Internet or by telephone, may revoke its proxy or change its vote at any time before it is voted at the 2025 Annual General Meeting by (A) delivering written notice to the Secretary of the Company of its revocation, (B) executing and delivering to the Secretary of the Company a later dated proxy by using the Internet, by telephone or by mail, or (C) by appearing in person at the 2025 Annual General Meeting and voting his, her or its shares in person.

EXPENSES OF SOLICITATION

Proxies are being solicited by the Board. The expenses of the preparation of proxy materials and the solicitation of proxies for the 2025 Annual General Meeting will be borne by the Company on behalf of the Board. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically, or other means, or by directors, officers and regular employees of the Company who will not receive additional compensation for such solicitations. If you choose to vote on the Internet, you are responsible for Internet access charges you may incur. D.F. King Co. Inc. has been engaged by the Company to assist in the solicitation of proxies for a fee of $17,500, plus their costs and expenses. Although there is no formal agreement to do so, the Company will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy materials to the beneficial owners of the Company’s Common Shares.

VOTING SECURITIES

Holders of record of the Company’s Common Shares as of the close of business on April 17, 2025 will be entitled to notice of, and to vote at, the 2025 Annual General Meeting or any adjournments thereof. On that date there were 30,127,603 Common Shares outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2025 Annual General Meeting. The presence in person or by proxy (regardless of whether the proxy has authority to vote on all matters) of two shareholders of record will constitute a quorum at the 2025 Annual General Meeting.

VOTE REQUIRED

Assuming that a quorum is present at the 2025 Annual General Meeting, directors will be elected by a plurality of the votes cast at the 2025 Annual General Meeting by holders of Common Shares present in person or represented by proxy. Approval of other items at the 2025 Annual General Meeting requires that the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action. Withholding authority to vote for directors and broker non-votes will not affect the election of directors or the outcome of the vote on other proposals.

BOARD OF DIRECTORS VOTING RECOMMENDATION

The Board of Directors recommends that shareholders vote FOR Item No. 1, the election of each nominee to the Board of Directors; FOR Item No. 2, the approval of the Company’s 2024 audited financial statements; FOR Item No. 3, the appointment of Ernst & Young (Hellas), as the Company’s auditors and authorization of the Audit Committee to set their remuneration; and FOR Item No. 4, the approval of the remuneration of the directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of April 4, 2025, held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (“SEC”). In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 30,127,603 Common Shares outstanding on April 4, 2025. Information for certain holders is based on their latest filings with the SEC or information delivered to us.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	3,223,003	10.7%
Redmont Trading Corp.(1)	738,001	2.4%
First Tsakos Investments Inc.(1)	2,485,002	8.2%
Sea Consolidation S.A. of Panama(2)	1,550,000	5.1%
Methoni Shipping Company Limited(2)	1,423,702	4.7%
Intermed Champion S.A. of Panama(2)	893,500	3.0%
Tsakos Energy Management Ltd.(2)	1,075,000	3.6%
All officers and directors as a group (12 persons)(3)	332,465	1.1%

(1)

According to Amendment No. 14 to Schedule 13D jointly filed on May 23, 2022, by Tsakos Holdings Foundation (“Tsakos Holdings”), Redmont Trading Corp. (“Redmont”) and First Tsakos Investments Inc. (“First Tsakos”) and information provided to us. Tsakos Holdings is the sole holder of outstanding capital stock of First Tsakos and Redmont and may be deemed to have shared voting and dispositive power of the common shares reported by Redmont. Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares.

(2)	According to Amendment No. 14 to Schedule 13D jointly filed on May 23, 2022, by Sea Consolidation S.A. of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama (“Intermed”), Methoni

Shipping Company Limited (“Methoni”), Tsakos Energy Management Ltd (“TEM”) and information provided to us, Panayotis Tsakos and Nikolas Tsakos, Sea Consolidation, Intermed, Methoni, TEM, Panayotis Tsakos and Nikolas Tsakos beneficially owned 1,550,000, 893,500, 1,423,702, 1,075,000, 3,867,202 and 5,023,802 common shares, respectively. Each of Panayotis Tsakos and Nikolas Tsakos, our chief executive officer, shares voting and dispositive control over the common shares held by each of Sea Consolidation, Intermed and Methoni and may be deemed to indirectly beneficially own such common shares. Nikolas Tsakos controls TEM and may be deemed to indirectly own the common shares held by TEM. Panayotis Tsakos is the father of Nikolas Tsakos.
(3)	Does not include shares owned by Tsakos Holdings, First Tsakos, Redmont Trading Corp., Sea Consolidation, Intermed, Tsakos Energy Management Ltd. or Methoni.

Based on information provided to us, entities affiliated with Panayotis Tsakos and Nikolas Tsakos own 141,500, or 3.0%, of our outstanding Series E Preferred Shares, and 159,000, or 2.4%, of our outstanding Series F Preferred Shares as of April 4, 2025. Entities affiliated with Nikolas Tsakos own 45,000, or 0.95%, of our outstanding Series E Preferred Shares and 100,000, or 1.5%, of our outstanding Series F Preferred Shares as of April 4, 2025.

To our knowledge, none of the entities in the above table own any other shares, and none of our other officers or directors own 1% or more, of our Series E Preferred Shares or Series F Preferred Shares, as of April 4, 2025.

As of April 4, 2025, we had 54 holders of record of our common shares. These shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 29,976,454 common shares representing approximately 99.5% of our outstanding common shares. CEDEFAST is the nominee of banks and brokers which hold shares on behalf of their customers, the beneficial owners of the shares, who may or may not be resident in the United States. However, apart from the shareholders indicated in the footnotes (1) and (2) above and certain of the directors and officers, we believe that the majority of the remaining shareholders are resident in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

ITEM NO. 1 – ELECTION OF DIRECTORS

The Company’s Bye-laws provide that the Board will consist of not less than five nor more than 15 members. Under the Company’s Bye-laws, one-third (or the number nearest one-third) of the  Board (with the exception of any executive director) retires by rotation each year.

Messrs. Efstratios Georgios Arapoglou and Denis Petropoulos have been chosen by lot to retire and present themselves for re-election.

NOMINEES FOR ELECTION

Nominee	Age(1)	Position	Director Since
Efstratios Georgios (Takis) Arapoglou (2)(3)	73	Chairman of the Board	2010
Denis Petropoulos (2)(3)	68	Director	2018

DIRECTORS CONTINUING IN OFFICE

Director	Age(1)	Position	Director Since
Nikolas P. Tsakos	61	Chief Executive Officer, Director	1993
George V. Saroglou	60	President, Chief Operating Officer, Director	2001
Michael G. Jolliffe	75	Director, Vice Chairman	1993
Efthimios E. Mitropoulos (2)	85	Director	2012
Aristides A. N. Patrinos (2)	77	Director	2006
Karen Purnell (2) Nicholas F. Tommasino (2)(3)	63 67	Director Director	2022 2017

(1)	As of April 1, 2025
(2)	Member of the Corporate Governance, Nominating and Compensation Committee
(3)	Member of the Audit Committee

Nominees for Election

The Board of Directors recommends that shareholders vote FOR each of the following nominees to the Board of Directors.

EFSTRATIOS GEORGIOS (TAKIS) ARAPOGLOU

CHAIRMAN OF THE BOARD

Takis Arapoglou is currently a consultant with an earlier career in International Capital Markets and Corporate & Investment Banking based in London and later in managing, restructuring and advising publicly listed Financial Institutions and Corporates in South Eastern Europe and the Middle East. Most recent executive assignments include: Managing Director and Global Head of the Banks and Securities Industry for Citigroup (1997-2004), Chairman and CEO of the National Bank of Greece (2004-2009), Chairman of the Hellenic Banks Association (2004-2009), CEO of Commercial Banking at EFG-Hermes Holding SAE (2010-2012). He has over fifteen years’ experience in chairing boards and being a member of boards and board committees of international companies, focusing on Governance, Risk Management, Digital transformation and Sustainability. He is presently holding the following non-executive board positions: Chairman of Bank of Cyprus- listed on the Athens Stock Exchange, Independent board member of EFG-Hermes Holding listed on the Cairo Stock Exchange and independent board member of Bank Alfalah, listed on the Karachi Stock Exchange. He is a member of the Business Advisory Council for the International MBA program at the Athens University of Economics and Business. He holds degrees in Mathematics, Engineering and Management from Greek and British Universities.

DENIS PETROPOULOS

DIRECTOR

Mr. Petropoulos is past chairman of the Baltic Exchange, headquartered in London, UK. He remains the chairman of Board of Advisors to London International Shipping Week 2025. He has worked in competitive ship broking for over 40 years and has presented on a broad base of shipping related topics at many major international industry conferences. His knowledge of the energy industry and in particular its shipping requirements for crude oils, products, chemicals, LPG and LNG extends to all the supply and refinery centers around the world. Mr. Petropoulos left H.Clarksons in 1985 to open Braemar Tankers, which in 2001 evolved into Braemar PLC listed on the London Stock Exchange, where he sat on the board as Executive Director. In 2011 he opened Braemar’s shipbroking office in Singapore and remained there until 2018 heading up the company’s expanding shipping service operations in the Asia-Australia. He came off the Braemar Shipping Services PLC board in 2015 and remains a shareholder of Braemar PLC, as it is known today. Mr. Petropoulos presently serves on INTERTANKO’s Associate Members’ Committee. He is a trustee of Baltic Exchange

Charity Foundation and a patron of the National Maritime Museum London. He was educated at Westminster School, London, and University of Surrey, UK.

Directors Continuing in Office

The following directors will continue in office:

NIKOLAS P. TSAKOS, Dr.

FOUNDER AND CHIEF EXECUTIVE OFFICER AND DIRECTOR

Mr. Nikolas P. Tsakos is the Founder and Chief Executive Officer of Tsakos Energy Navigation (TEN), a pioneering shipping company, established in 1993 and quoted on the New York Stock Exchange. He comes from a traditional Chios seafaring family and has extensive seagoing experience, having also served as an Officer in the Greek Navy. Mr. Tsakos is Vice-Chairman of the GSCC in London, was the Chairman of INTERTANKO from 2014 to 2018 and the former President of the environmental organization “HELMEPA”. He sits on the boards of a number of maritime and finance organizations and associations. Mr. Tsakos is the co-founder, together with his family, of the Maria Tsakos Educational Foundation, which supports the higher education of young men and women, both in their native island Chios and abroad. Nikolas graduated from Columbia University in New York with a degree in Economics and Political Science and obtained a Master’s Degree in Shipping, Trade and Finance from London’s City University Business School (CASS). In 2011, he was awarded an honorary doctorate from City University, for his pioneering work in the equity financial markets relating to shipping companies. He is married and has three children.

GEORGE V. SAROGLOU

PRESIDENT, CHIEF OPERATING OFFICER AND DIRECTOR

Mr. Saroglou has been Chief Operating Officer of the Company since 1996 and President of the Company since 2023. Mr. Saroglou worked for a private Greek information technology systems integrator from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelor’s Degree in Science (Mathematics). Mr. Saroglou is the cousin of Mr. Tsakos.

MICHAEL G. JOLLIFFE

CO-FOUNDER AND VICE CHAIRMAN

Mr. Jolliffe is the co-founder and Vice Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation and shipbroking capital services. Mr. Jolliffe is Chief Executive Officer of Tsakos Containers Navigation LLC, a shipping company set up in joint venture between the Tsakos and Jolliffe families and Warwick Capital Partners, a London based fund manager. He is also Chairman of the Wighams Group owning companies involved in shipbroking, agency representation and capital markets businesses. He is also Chairman of StealthGas Inc., a shipping company which is quoted on the Nasdaq Stock Exchange and which owns LPG carriers.

EFTHIMIOS E. MITROPOULOS, KCMG

DIRECTOR

Mr. Mitropoulos is Secretary-General Emeritus of the International Maritime Organization (IMO), the United Nations specialized agency responsible for the regulation of international shipping from the safety, security and environmental protection points of view. After 23 years of service at IMO (ten of which as Director of the Maritime Safety Division), he was elected Secretary-General in 2003 and re-elected in 2007 for a total of the maximum time permitted of eight years. As a graduate of both Merchant and Naval Academies of Greece, he spent time at sea as a navigation officer and twenty years as a commissioned Hellenic Coast Guard officer, retiring as a rear admiral, having represented Greece at IMO and various other international forums dealing with shipping matters over a twelve year period and having spent two years as Harbour Master of Corfu. Between 2004 and 2012, he was Chancellor of the World Maritime University, Malmö, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. He is the author of several books on shipping, including texts on tankers, modern types of merchant ships, safety of navigation and shipping economics and policy. He is Chairman of the Board of the “Maria Tsakos” Public Benefit Foundation – International Centre for Maritime Research and Tradition. He is a member of several shipping societies in Greece and in the United Kingdom and a recipient of many awards and distinctions from Governments, international organizations and universities. He is an honorary citizen of Galaxidi, Greece and Malmö, Sweden.

ARISTIDES A.N. PATRINOS, Ph.D

DIRECTOR

Dr. Patrinos is a member of the Novim Group and the Chair of its Scientific Advisory Board. Novim is a think tank based in Santa Barbara, California. He is also on the faculty of the New York University Langone Health Center. He was also affiliated with Synthetic Genomics Inc, (SGI) serving as President (2006-2011), Senior Vice President for Corporate Affairs (2011-2012), and Programs and Policy Advisor (2012-2020). SGI is a US-based privately held company dedicated to developing and commercializing synthetic biology instruments, clean and renewable fuels and chemicals, sustainable food products; and novel medical applications such as synthetic vaccines and other biologics. Dr. Patrinos also serves on the Advisory Board of EdenRoc Sciences a private company focused on healthcare, big data, and human decision-making and on the advisory board of the President of the University of Illinois. Dr. Patrinos also consults for Oak Ridge National Laboratory, the Energy Futures Initiative, and the translational medicine program of the University of Pittsburgh, Pennsylvania. He started his career as an Assistant Professor at the University of Rochester, New York. From 1976 to 2006 Dr. Patrinos served in the U.S. Department of Energy (DOE) and several of the DOE National Laboratories and engaged in R&D for several facets of energy production and use and led key research programs in biology and the environment, including global climate change. He played a leading role in the Human Genome Project and has been a central architect of the “genomics” revolution. He is a member of many scientific societies and is the recipient of numerous awards and distinctions including three U.S. Presidential Rank Awards, and two Secretary of Energy Gold Medals. He holds a Diploma in Mechanical and Electrical Engineering from the National Technical University of Athens (Metsovion) and a Ph.D. in Mechanical Engineering and Astronautical Sciences from Northwestern University in Evanston, Illinois. During 2016, Dr. Patrinos was Senior Advisor to DOE Secretary Ernest Moniz. In 2013, an EU stamp was issued in his honor, and he is an honorary citizen of the Greek County of Vari, Voula, and Vouliagmeni.

KAREN PURNELL, Dr.

DIRECTOR

Dr. Karen Purnell is a Fellow of the Royal Society of Chemistry. She is an established professional in the shipping and environmental sector spanning more than 30 years. Her previous executive position was as Managing Director of ITOPF Ltd. She held this role for 12 years and was responsible for ensuring that shipowners, their P&I insurers, and government agencies receive objective technical advice on accidental ship-source pollution and mitigation of pollution damage. Prior to joining ITOPF, Dr Purnell worked in various R&D and analytical chemistry roles, including the decontamination of radioactively contaminated sites in the UK and USA. Dr Purnell was UK Secretary of State appointed Director on the Board of the Harwich Haven Authority (a Trust Port) from 2015 until the end of her term in December 2020. She was appointed a Trustee of the Harwich Haven Authority Pension Fund in 2021 and she currently serves as Chairman of the Board of Pension Trustees. She also served on the Board of Lloyds Editorial until 2021. Karen mentors university students and school children on Science, Technology, Engineering and Maths (STEM subjects) and is a Liveryman of the Worshipful Company of Shipwrights.

NICHOLAS F. TOMMASINO

DIRECTOR

Mr. Tommasino is a retired partner of Deloitte LLP, a global professional services firm focusing on Audit, Tax, Advisory and Consulting services. With more than 38 years of experience, including 27 as a Partner until his retirement in 2016, he served global clients in a variety of industries including Transportation, Telecommunications, Pharmaceuticals, Agribusiness and Hospitality. He provided services across a wide range of areas including audit, mergers and acquisitions, U.S. listings, including foreign private issuers, and regulatory and risk areas. He held a number of leadership roles from leading the New York Audit and Advisory practice to the Northeast Practice to the entire East Sector culminating in his assuming the role of Chairman and CEO of Deloitte and Touche LLP (D&T) where he was responsible for all aspects of a multi-billion dollar, fourteen thousand personnel, professional services firm. He directed the Development and Implementation of Strategy, Operations, Talent, Quality, Governance and Cultural Cultivation at D&T. He was a Board member of D&T (including Chairman) and chaired the D&T Executive Committee. He served as a Trustee and Vice President of the Madison Square Boys and Girls Club. He was an associate adjunct professor at Columbia University. He graduated Summa Cum Laude with a BS in accounting from Manhattan College.

CORPORATE OFFICERS OF THE COMPANY

The corporate officers of the Company are appointed annually by the Board and serve at the discretion of the Board. The current corporate officers of the Company, their respective ages and positions are set forth below:

Name	Age	Position
Nikolas P. Tsakos	61	Chief Executive Officer
George V. Saroglou	60	President and Chief Operating Officer
Paul Durham	74	Co-Chief Financial Officer and Chief Accounting Officer
Theoharrys E. Kosmatos	55	Co-Chief Financial Officer
Vasileios Papageorgiou	78	Chief Marine Officer

Biographies for Messrs. Tsakos and Saroglou are set forth under “Directors Continuing in Office” above.

PAUL DURHAM

CO-CHIEF FINANCIAL OFFICER AND CHIEF ACCOUNTING OFFICER

Mr. Durham joined Tsakos in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since 2000. Mr. Durham is a Fellow of the Institute of Chartered Accountants in England & Wales. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as internal audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with public accounting firms Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983. Mr. Durham is a graduate in Economics from the University of Exeter, England.

THEOHARRYS E. KOSMATOS

CO-CHIEF FINANCIAL OFFICER

Mr. Kosmatos became the Company’s Co-Chief Financial Officer on July 1, 2024. Mr. Kosmatos began his career in 1994 with Elka Shipping (London) Ltd., a large dry bulk and tanker operator and in 1995 joined the Shipping Banking Group of the Commercial Bank of Greece as a credit analyst in the bank’s London office. In May of 1997 he moved to New York to join American Marine Advisors, Inc (currently AMA Capital Partners LLC) a maritime investment bank, where he specialized in corporate workouts, project structuring, capital raisings and other M&A advisory assignments. He joined TEN in September of 2004 with a mandate to develop the Company’s corporate finance activity and liaise with the firm’s investor base particularly in the US and Europe. During his tenor at TEN, Mr. Kosmatos has been responsible for the sourcing of over $1.0 billion in various financial instruments, ranging from follow-on equity offerings, preferred stock issuances and the formulation of structured financial products including operating and financial leases, all with blue-chip North American, European and Asian counterparties. Mr. Kosmatos holds a BA (Hons) in Classical Studies & Politics from the University of London (Queen Mary College) and an MSc in Shipping, Trade & Finance from London’s City University (Cass Business School). In 2001, he completed an executive Corporate Finance and Accounting program at Columbia Business School.

VASILEIOS PAPAGEORGIOU

CHIEF MARINE OFFICER

Mr. Papageorgiou is our Chief Marine Officer. He monitors our fleet’s technical and operational performance. In addition, he heads the newbuilding section and technically led the recent successful large scale fleet expansion and renewal plan. For the past 20 years Mr. Papageorgiou has overseen the construction of more than 128 vessels of diverse type and range, amongst them DP Shuttle tankers and LNG vessels. He has an extended technical academic background, holding Bachelor of Science degrees in Naval Architecture and Marine Engineering and Master of Science degrees in Internal Combustion Engines and Management and Economics. Mr. Papageorgiou initiated his career 52 years ago, being employed for a period of 5 years in the Greek ship and repair yards of Skaramanga, Perama and Elefsis, being engaged in the supervision of ship repairs and new buildings. In 1976 and for a period of 4 years he worked for Chalkis Shipyard and Carras Shipping Co attending repairs and new buildings in Japan and Yugoslavia. In 1980, Mr. Papageorgiou joined Lloyd’s Register of Shipping initially as a junior Ship and Engine Surveyor in the Far East area (Korea, Japan, China, Hong Kong, Philippines). He was the first surveyor of Greek nationality of Lloyd’s Register supervising the construction of new buildings in Asia. Soon he was promoted to Principal Surveyor, thereafter to Senior Principal Surveyor, a position held for the first time by an Engineer of Greek nationality. Successively, in 1990, Lloyd’s Register appointed him in the post of area Managing Director for the wider region of Greece, Balkans and Middle East, again a position held for the first time by a Greek citizen. Mr. Papageorgiou is an active participant in a wide range of technical committees.

CORPORATE GOVERNANCE

Board of Directors

Our business is managed under the direction of the Board, in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”) and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five nor more than fifteen. We currently have nine directors on our Board. Under our Bye-laws, one third (or the number nearest to one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves). From the current directors, Messrs. Arapoglou and Petropoulos have been selected to stand for re-election at this year’s Annual General Meeting.

During the fiscal year ended December 31, 2024, the full Board held four meetings, one of which was by teleconference, two being held at Megaron Macedonia, 367 Syngrou Avenue, Athens, Greece, and one being held at Vouliagmeni. Each director attended all of the meetings of the Board and all of the meetings of committees of which such director was a member in 2024, except for one director, who attended at least 75% of such meetings.

Independence of Directors

The foundation for the Company’s corporate governance is the Board’s policy that a majority of the members of the Board should be independent. With the exception of the two Executive Directors (Messrs. Tsakos and Saroglou) and one Non-Executive Director (Mr. Jolliffe), the Board believes that each of the other incumbent directors (Messrs. Tommasino, Arapoglou, Mitropoulos and Petropoulos, Dr. Patrinos and Dr. Purnell) is independent under the standards established by the New York Stock Exchange (the “NYSE”) because none has a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specify standards and a process for evaluating director independence. The Guidelines provide that:

•	A director cannot be independent if he or she fails to meet the objective requirements as to “independence” under the NYSE listing standards.

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If a director meets the objective NYSE standards, he or she will be deemed independent, absent unusual circumstances, if in the current year and the past three years the director has had no related-party transaction or relationship with the Company or an “interlocking” relationship with another entity triggering disclosure under SEC rules.

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If a director who meets the objective NYSE independence requirements either has had a disclosable transaction or relationship or the Corporate Governance, Nominating and Compensation Committee requests that the Board consider any other circumstances in determining the director’s independence, the Board will make a determination of the director’s independence.

To promote open discussion among the independent directors, those directors met three times in regularly scheduled executive sessions in 2024 without participation of the Company’s management and will continue to do so in 2025. Dr. Patrinos serves as the Presiding Director for purposes of these meetings.

Documents Establishing Our Corporate Governance

The Board and the Company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

•	a Code of Business Conduct and Ethics for Directors, Officers and Employees;

•	a Corporate Governance, Nominating and Compensation Committee Charter;

•	an Audit Committee Charter;

•	a Business Development and Capital Markets Committee Charter; and

•	an Environmental and Operational Committee Charter.

These documents, along with the Board’s Corporate Governance Guidelines and other important supplemental policies, are posted in the “Corporate Governance” section of the Tsakos Energy Navigation Limited website and may be viewed at http://www.tenn.gr. We will also provide any of these documents in hard copy upon the written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham or Harrys Kosmatos, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

The Board has a long-standing commitment to sound and effective corporate governance practices. The Board’s Corporate Governance Guidelines address a number of important governance issues such as:

•	Selection and monitoring of the performance of the Company’s senior management;

•	Succession planning for the Company’s senior management;

•	Qualifications for membership on the Board;

•	Functioning of the Board, including the requirement for meetings of the independent directors; and

•	Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a very high standard of corporate governance.

Committees of the Board

The Board has established an Audit Committee, a Corporate Governance, Nominating and Compensation Committee, a Business Development and Capital Markets Committee and an Operational, Safety and Environmental (“OSE”) Committee.

Audit Committee

The current members of the Audit Committee are Messrs. Tommasino, Arapoglou and Petropoulos, each of whom is an independent director. Mr. Tommasino serves as the Chairman of the committee. The Audit Committee is governed by a written charter, which is approved and adopted annually by the Board. The Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee held three meetings during the fiscal year ended December 31, 2024. The Audit Committee is appointed by the Board and is responsible for, among other matters:

•	engaging the Company’s external and internal auditors;

•	approving in advance all audit and non-audit services provided by the auditors;

•	approving all fees paid to the auditors;

•	reviewing the qualification and independence of the Company’s external auditors;

•	discussing compliance with accounting standards and any proposals which the external auditors have made regarding the Company’s accounting standards with the external auditors;

•	overseeing the Company’s financial reporting and internal control functions;

•	overseeing the Company’s whistleblower’s process and protection;

•	overseeing general compliance with related regulatory requirements;

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overseeing the executive management’s identification and assessment of risks that the Company faces and the establishment of a risk management structure capable of addressing and mitigating those risks;

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overseeing the division of risk-related responsibilities among each of the Board committees as clearly as possible and performing a gap analysis to confirm that the oversight of any risk is not missed;

•	in conjunction with the full Board, approving the Company-wide risk management program; and

•	assessing whether the Company’s technical and commercial managers have effective procedures for managing risks.

The Board of Directors has determined that each of Messrs. Tommasino, Arapoglou and Petropoulos, whose biographical details are included herein, qualifies as an “audit committee financial expert” under current SEC regulations and each is independent in accordance with SEC rules and the listing standards of the NYSE.

Corporate Governance, Nominating and Compensation Committee

The current members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Arapoglou, Mitropoulos, Tommasino, Petropoulos, Dr. Patrinos and Dr. Purnell, each of whom is an independent director. Dr. Patrinos serves as the Chairman of the committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

•	developing and recommending to the Board corporate governance guidelines applicable to the company and keeping such guidelines under review;

•	overseeing the evaluation of the Board and management;

•	arranging for an annual performance evaluation of the committee and producing an annual report to the Board;

•	reviewing regularly the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying and nominating candidates for the approval of the Board to fill Board vacancies as and when they arise;

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implementing plans for succession, making recommendations to the Board for the continuation in service of an executive director and recommending directors who are retiring by rotation to be put forward for re-election;

•	determining the compensation of the non-executive directors, determining and administering the Company’s long-term incentive plans, including any equity-based plans and grants under them; and

•	producing an annual report on executive compensation as required by the SEC to be included in the Company’s annual proxy statement or annual report.

During 2024, there were three meetings of the Corporate Governance, Nominating and Compensation Committee.

Business Development and Capital Markets Committee

The current members of the Business Development and Capital Markets Committee are Messrs. Arapoglou, Jolliffe, Saroglou and Tsakos. Mr. Jolliffe is Chairman of the committee. The Business Development and Capital Markets Committee was established in 2014 for the purpose of overseeing the financial policies and activities of the Company and its subsidiaries relating to the Company’s capital structure and capital raising activities. The committee reviews and approves presentations to, and communications with, shareholders, financial analysts, and potential investors and oversees the establishment and maintenance of the Company’s relations with investment banks and financial institutions, as well as the development and expansion of the Company’s business, including the evaluation of strategic growth opportunities.

Operational, Safety and Environmental Committee

The current members of the Operational, Safety and Environmental Committee are Messrs. Jolliffe, Mitropoulos and Papageorgiou and Dr. Patrinos and Dr. Purnell. Mr. Mitropoulos is Chairman of the committee. The primary role of the OSE Committee is to draw the attention of the Board and the Company’s management to issues of concern regarding the safety and security of crew and vessels and the impact of the maritime industry on the environment, to provide an update on related legislation and technological innovations, and more specifically highlight areas in which the Company itself may play a more active role in being in the forefront of adopting operational procedures and technologies that will ensure maximum safety for crew and vessels and contribute to a better environment.

How to Contact the Board and its Committees

We have established a process by which shareholders can contact our Board, including any committee of the Board or the independent members of the Board.

To contact the Board or a committee of the Board or the independent members of the Board, you may write to the following address:

TSAKOS ENERGY NAVIGATION LIMITED

c/o Chairman of the Corporate Governance,

Nominating and Compensation Committee

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

•	All concerns and complaints will be received and processed by the Company’s Chief Operating Officer and/or the Company’s Head of Compliance & Internal Audit.

•	Priority will be assigned to communications involving an allegation of a threat to a person, property or the environment, and to on-going or time-sensitive issues.

•	If you have provided your name or have received a control number to permit anonymous or confidential treatment, you will receive a response to your communication by telephone or in writing.

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The Chairman of the Board or the Chairman of the Corporate Governance, Nominating and Compensation Committee will decide whether to forward your communication to other Directors, including the Executive Directors, taking into account the substance of the communication and any request that may have been made regarding such dissemination.

To enable directors to attend the Annual General Meeting of Shareholders, the Board has established a practice of scheduling a regular Board meeting to coincide with the Annual General Meeting. In 2024, all of the directors in office prior thereto and continuing in office thereafter attended the Annual General Meeting of Shareholders.

COMPENSATION DISCUSSION AND ANALYSIS

Board Compensation

We pay no cash compensation to our directors who are executive officers. For the year ended December 31, 2024, the aggregate cash compensation of all of the members of the Board was $685,000 per the following annual fee schedule, which was approved by the shareholders of the Company on June 14, 2024:

•	Service on the Board - $60,000

•	Service on the Audit Committee - $20,000

•	Service on the Business Development and Capital Markets Committee - $10,000

•	Service on the Operational, Safety and Environmental Committee - $10,000

•	Service as Chairman of the Corporate Governance, Nominating and Compensation Committee - $10,000

•	Service as Chairman of the Operational, Safety and Environmental Committee - $10,000

•	Service as Chairman of the Audit Committee - $30,000

•	Service as Chairman of the Business Development and Capital Markets Committee - $30,000

•	Service as Chairman of the Board - $40,000

No fees are paid for service, other than as Chairman, on the Corporate Governance and Nominating and Compensation Committee.

We do not provide benefits for directors upon termination of their service with us.

We do not propose any changes to the fee schedule set forth above for 2025. In Item No. 4, the Board recommends that the shareholders re-approve such fee schedule to be payable to non-management directors for the year ending December 31, 2025.

Management Company

Tsakos Energy Management Limited (“Tsakos Energy Management”), under its management agreement with us, provides overall executive and commercial management of our affairs in exchange for a monthly management fee. Under the terms of our management agreement with Tsakos Energy Management, we paid Tsakos Energy Management total management fees of $19.9 million in 2024, $19.5 million in 2023, and $20.2 million in 2022.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to Tsakos Shipping & Trading S.A. (“Tsakos Shipping” or “TST”)/Tsakos Shipmanagement S.A. (“TSM” formerly Tsakos Columbia Shipmanagement S.A.) for its services as technical manager of most of the vessels in our fleet. We prepay or reimburse our technical manager at cost for all vessel operating expenses payable by them in their capacity as technical manager of the fleet. In 2024, 2023 and 2022, an additional amount of $2.2 million, $1.2 million and $nil, respectively, was paid in fees directly by the Company to TST for additional services it provided and seafarers’ training. For additional services and seafarers’ training TSM charged the amount of $nil, $0.6 million and $1.9 million for 2024, 2023 and 2022, respectively.

In 2024, 2023 and 2022, we granted Tsakos Energy Management an incentive award of $7.0 million, $5.0 million and $1.0 million, respectively.

Our management agreement with Tsakos Energy Management was amended and restated on March 8, 2007 and has a term of ten years that renews annually. Tsakos Energy Management may terminate the management agreement at any time upon not less than one year’s notice. In addition, either party may terminate the management agreement under certain circumstances, including the following:

•	certain events of bankruptcy or liquidation involving either party;

•	a material breach by either party; or

•	a failure by Tsakos Energy Management, for a continuous period of two months, materially to perform its duties because of certain events of force majeure.

Moreover, following a change in control of us, which would occur if at least one director were elected to our Board without having been recommended by our existing Board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2024 would have resulted in a payment of approximately $166.7 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Management Compensation

Messrs. Tsakos, Saroglou, Durham, Kosmatos and Papageorgiou serve as Chief Executive Officer, President and Chief Operating Officer, Co-Chief Financial Officer and Chief Accounting Officer, Co-Chief Financial Officer and Chief Marine Officer, respectively. Such individuals are employees of Tsakos Energy Management, except for Mr. Papageorgiou who is an employee of Tsakos Shipping, and, except for the equity compensation discussed below under “Stock Compensation Plan” and the compensation paid to Mr. Papageorgiou for service on the OSE Committee, are not directly compensated by the Company. Although he is not a member of the Board, our Chief Marine Officer, Mr. Papageorgiou serves on the Operational, Safety and Environmental Committee and receives the same $10,000 per annum cash compensation for service on such committee as is paid to non-executive members of the Board serving thereon.

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel may be on a bareboat charter-out, or where the vessels or the crewing thereof, are under third-party management arranged by our technical managers. All vessel owning-companies are subsidiaries of Tsakos Energy Navigation Limited. Approximately 3,000 officers and crew members served on board the vessels we own and were managed by our technical managers as of December 31, 2024.

Share Ownership

The Common Shares beneficially owned by our directors and executive officers and/or companies affiliated with these individuals are disclosed in “Security Ownership of Certain Beneficial Owners and Management” above.

Stock Compensation Plan

On May 1, 2024, our Board of Directors adopted, in accordance with Bermuda law, the Tsakos Energy Navigation Limited 2024 Equity Incentive Plan (the “2024 Plan”), which replaced the share-based incentive plan

(the “2012 Plan”) adopted in 2012. The 2024 Plan permits us to grant share options or other share based awards with respect to up to 1,000,000 of our common shares to our directors and officers, to the officers of the vessels in the fleet, and to the directors, officers and employees of our manager, Tsakos Energy Management, and our commercial and technical manager, Tsakos Shipping.

The purpose of the 2024 Plan is to provide a means to attract, retain, motivate and reward the persons whose performance of administrative, commercial, management, technical and maritime services are important for the Company by increasing their ownership in our Company. Awards under the 2024 Plan may include options to purchase our common shares, restricted stock units, restricted share awards, other share-based awards (including share appreciation rights granted separately or in tandem with other awards) or a combination thereof.

The 2024 Plan is administered by our Corporate Governance, Nominating and Compensation Committee. Such committee has the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2024 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2024 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same.

In 2023 and 2022, no awards were issued under our 2012 Plan. In 2024, we granted an aggregate of 625,000 restricted common shares under the 2024 Plan to Company directors, officers and other employees and persons who provide services to the Company and its subsidiaries and employees of any management company. The restricted shares are scheduled to vest upon satisfaction of the time-based and performance-based conditions. The time-based condition will be satisfied so long as the participant continues to have a service relationship with the Company or its subsidiaries or any management company on the applicable vesting dates. The performance-based condition will be satisfied upon determination by the Company that the fleet utilization as defined in the awards, equals or exceeds 85% for the period from January 1, 2024 through the end of the last complete fiscal quarter preceding each vesting date. The vesting schedule is as follows: 25% of the shares granted to each recipient on January 1, 2025, 25% to vest on July 1, 2025, 25% to vest on January 1, 2026, and 25% to vest on July 1, 2026. Total stock-based compensation expense recognized for 2024 relating to these restricted shares amounted to $8.1 million, of which $1.7 million was for restricted shares granted to executive officers and $1.1 million was for restricted shares granted to non-executive directors. No stock-based compensation expense was recognized in the years ended December 31, 2023 and 2022.

Total stock compensation expense recognized was $nil for the years ended December 31, 2023 and December 31, 2022.

REPORT OF THE AUDIT COMMITTEE

The Tsakos Energy Navigation Limited Audit Committee of the Board is composed entirely of non-management directors. The members of the Audit Committee meet the independence and financial literacy requirements set forth by the SEC and the NYSE and Nicholas F. Tommasino, Efstratios Georgios Arapoglou and Denis Petropoulos each qualify as an “audit committee financial expert” as defined by the SEC.

The Audit Committee of the Board operates pursuant to a written charter, which may be accessed through the Corporate Governance section of the Company’s website at http://www.tenn.gr. In accordance with this charter, the Audit Committee assists the Board of Directors in fulfilling its oversight responsibility relating to the integrity of the Company’s financial statements and system of internal controls. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis.

The Company’s Management team has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. The Audit Committee assists the Board in its general oversight of the Company’s financial reporting processes. Specifically, the Audit Committee:

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Reviewed and discussed the Company’s annual audited financial statements and quarterly financial statements, including the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Form 20-F for the year ended December 31, 2024, with Company management and Ernst & Young (Hellas), its Independent Auditors.

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The Committee also reviewed related issues and disclosure items, including the Company’s earnings press releases, and performed its regular review of critical accounting policies and the processes by which the Company’s Chief Executive Officer and Co-Chief Financial Officers certify the information contained in its quarterly and annual filings.

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Discussed with Ernst & Young (Hellas) the matters required to be discussed by the Public Company Accounting Oversight Board. The Committee also received the written disclosures and letter from Ernst & Young (Hellas) required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young (Hellas)’s communications with the Audit Committee concerning independence and discussed with Ernst & Young (Hellas) their independence and related matters.

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As part of its review of audit matters, the Audit Committee supervises the relationship between the Company and its independent public accountants, including: having responsibility to recommend to the Board for Shareholder approval the selection, compensation and retention of the independent public accountants; approving the nature and type of their services; approving their audit and non-audit services; reviewing the plan for and the results of the annual audit and quarterly reviews of the Company’s Consolidated Financial Statements; and confirming their independence. The Audit Committee has evaluated Ernst & Young (Hellas)’s qualifications, performance and independence, including that of the lead audit partner. As part of the engagement process, the Audit Committee considers whether to rotate the independent public accountants. The Audit Committee has recommended to the Board that the Shareholders approve the selection of Ernst & Young (Hellas) as the Company’s independent public accountants for the year 2025.

During the year 2024, the Audit Committee held three meetings. During these meetings, the Audit Committee met with representatives of Ernst & Young (Hellas), both with management present and in private sessions without management present, to discuss the results of the audit and to solicit their evaluation of the Company’s accounting principles, practices and judgments applied by management and the quality and adequacy of the Company’s internal controls. At such meetings, the Audit Committee also met in private sessions with the Head of Compliance & Internal Audit, who reports directly to the Audit Committee, to discuss the audit results for 2024 and audit plans for 2025. The Audit Committee continually reviews specific areas of risk management with the Company.

In performing the above described functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of Company management and the independent public accounting firm, which, in their report, expresses an opinion on the conformity of the Company’s annual financial statements to accounting principles generally accepted in the United States.

In addition, in reliance upon the reviews and discussions as outlined above, the Audit Committee recommended, and the Board of Directors approved, the inclusion of the Company’s audited financial statements in its annual report on Form 20-F for the year ended December 31, 2024 for filing with the SEC and presentation to the Company’s shareholders.

THE AUDIT COMMITTEE

Nicholas F. Tommasino – Chairman

Efstratios Georgios Arapoglou – Member

Denis Petropoulos – Member

Notwithstanding anything to the contrary set forth in any of our previous or future filings with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that might “incorporate by reference” future or previous filings, including this Proxy Statement, in whole or in part, the above “Report of the Audit Committee” shall not be incorporated by reference into any such filings, nor shall it be deemed to be soliciting material or deemed filed with the SEC under the Securities Act of 1933, as amended, or under the Exchange Act.

This Proxy Statement also includes references to our website address. This website is intended to provide inactive, textual references only. The information on this website is not part of this Proxy Statement.

Independent Registered Public Accountants

The accounting firm of Ernst & Young (Hellas), Athens, Greece served as the Company’s independent registered public accounting firm for the years ended December 31, 2024 and December 31, 2023 and has served in such capacity since 2002.

Principal Accounting Fees and Services

An aggregate amount of €724,500 was billed and accrued for fiscal year 2024 relating to fees for audit services performed by Ernst & Young (Hellas), Athens, Greece. An aggregate amount of $712,950 was billed and accrued for fiscal year 2023 for audit services performed by Ernst & Young (Hellas), Athens, Greece. Audit fees include the aggregate fees billed for professional services rendered for the audit of our annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC requirements). Aggregate Audit fees for 2023 included fees of $19,950 related to services rendered in connection with the Company’s filling of a Registration Statement on Form F-3 with the SEC on August 4, 2023.

The Audit Committee Charter sets forth the Company’s policy regarding retention of the independent auditors, requiring the Audit Committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services. The Chairman of the Audit Committee, or in the absence of the Chairman, any member of the Audit Committee designated by the Chairman, has authority to approve in advance any lawfully permitted non-audit services. The Audit Committee is authorized to establish other policies and procedures for the pre-approval of such services. Where non-audit services are approved under delegated authority, the action must be reported to the full Audit Committee at its next regularly scheduled meeting.

ITEM NO. 2 – APPROVAL OF AUDITED FINANCIAL STATEMENTS

The Board, acting on the recommendation of the Audit Committee, recommends the approval by the Company’s shareholders of the audited financial statements for the fiscal year ended December 31, 2024, together with the report of the Company’s auditors, Ernst & Young (Hellas), Athens, Greece. Representatives of Ernst & Young (Hellas), Athens, Greece are expected to be present at the 2025 Annual General Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from shareholders.

ITEM NO. 3 – APPOINTMENT OF AUDITORS AND AUTHORIZATION OF THE AUDIT COMMITTEE TO DETERMINE THEIR REMUNERATION

The Audit Committee of the Board has recommended that the Company’s shareholders appoint the firm of Ernst & Young (Hellas), Athens, Greece, independent registered public accounting firm, as auditors of the Company for the year ending December 31, 2025.

The Board, acting on the recommendation of the Audit Committee, recommends this Item No. 3 and that the Company’s shareholders appoint Ernst & Young (Hellas), Athens, Greece as auditors of the Company for the fiscal year ending December 31, 2025 and authorize the Audit Committee to set their remuneration.

ITEM NO. 4 – REMUNERATION OF THE DIRECTORS

We pay no cash compensation to our executive officers or to our directors who are executive officers. For the year ended December 31, 2024, the aggregate cash compensation of all of the members of the Board was $685,000. The annual fee allocation for directors was last approved by the shareholders of the Company on June 14, 2024.

The Board recommends that the shareholders approve the fee schedule for non-management directors in 2025 as set forth in this Proxy Statement under the section “Compensation Discussion and Analysis–Board Compensation”.

ANNUAL REPORT AND AUDITED FINANCIAL STATEMENTS

The Company’s Annual Report on Form 20-F and its audited consolidated financial statements for the fiscal year ended December 31, 2024, are available at www.proxyvote.com and on the Company’s website, http://www.tenn.gr and can be accessed through the SEC’s Web site at http://www.sec.gov. If you would like to receive, at no cost, a printed copy of the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2024, please contact the Company by telephone at +30 210 94 07 710, by email at ten@tenn.gr or in writing at Tsakos Energy Navigation Limited, Investor Relations, c/o George Saroglou or Paul Durham, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

George V. Saroglou

President and Chief Operating Officer

April 30, 2025